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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 25049

                                   FORM 12B-25

                                                Commission File Number 811-04208
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                           NOTIFICATION OF LATE FILING

            (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[X] Form N-SAR
        For Period Ended: December 31, 2000
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[ ] Transition Report on Form 10-K                    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F                    [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
        For the Transition Period Ended: ___________________________________________________
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        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant
 Select* Life Variable Account
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Former name if applicable

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Address of principal executive office (Street and number)
 20 Washington Avenue South
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City, state and zip code  Minneapolis, MN 55401
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                                     PART II
                             RULE 12B-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

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                 (a)    The reasons described in reasonable detail in Part III
                        of this form could not be eliminated without
                        unreasonable effort or expense;
                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the
[ ] 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
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ReliaStar Life Insurance Company of New York recently became an indirect, wholly owned subsidiary of ING Groep, N.V. As a result of recent personnel changes and certain unexpected difficulties in finalizing and EDGARizing the financial statements, the filing of the N-SARs with the Securities and Exchange Commission for ReliaStar Life Insurance Company of New York was inadvertently delayed. ReliaStar Life Insurance Company of New York anticipates filing the N-SARs as soon as possible.

                                     PART IV
                                OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification

    Michael Fischer                            612               372-1147
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       (Name)                              (Area Code)        (Telephone Number)

        (2) Have all other periodic reports required under Section13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                      N/A
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 2, 2001    By  Michael Fischer
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               Instruction. The form must be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).